November 24, 2010

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

RE:	Crane Co.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and

September 30, 2010

Form 8-K filed on October 25, 2010

File Number: 1-1657

Dear Mr. Decker:

In connection with your review of the Crane Co. (the “Company”) Form 10-K for the fiscal year ended December 31, 2009, Forms 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 and Form 8-K filed on October 25, 2010, we respectfully submit the following responses to the comments included in your letter of November 15, 2010. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter in italics.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:

As requested by the Staff we have provided supplemental information to illustrate how our proposed revisions will appear in the Company’s future filings.

Item 8 – Financial Statements and Supplementary Data, page 34

General

2.	Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of changes in equity, or in a footnote. See FASB ASC 220-10-45-14.

RESPONSE:

We acknowledge that the accumulated balances for each component of accumulated other comprehensive income are required to be, and will be, presented separately in tabular form within the Nature of Operations and Significant Accounting Policies footnote in the Company’s future filings on Form 10-K. The revisions to future filings will be presented substantially as follows:

The table below provides the accumulated balances for each classification of accumulated other comprehensive income (loss), as reflected on the Consolidated Balance Sheets.

(in thousands)
For the year ended December 31,	2010	2009	2008

Currency translation adjustment	XX	$87,400	$31,463
Changes in pension and postretirement plan assets and benefit obligation, net of tax benefit (A)	XX	(82,270)	(76,594)

Accumulated other comprehensive income (loss)	XX	$5,130	$(45,131)

(A)	Net of tax benefit of XX, $37,611 and $36,589 for 2010, 2009 and 2008, respectively.

In the Company’s interim filings, which do not include a separate Statement of Changes in Equity, we will augment our existing footnote disclosure to include the activity within each component of accumulated other comprehensive income (using the September 30, 2010 Form 10-Q by way of example):

	Nine Months Ended September 30,
	2010			2009
(in thousands)	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance, beginning of period	$885,762	$7,940	$893,702	$738,062	$7,759	$745,821
Dividends	(37,018)	—	(37,018)	(34,781)	—	(34,781)
Reacquisition on open market	(29,989)	—	(29,989)	—	—	—

Exercise of stock options, net of shares reacquired	16,391	—	16,391	(299)	—	(299)
Stock compensation expense	9,650	—	9,650	6,702	—	6,702

Excess tax benefit from stock based compensation	1,820	—	1,820	131	—	131
Other adjustments	—	—	—	(511)	—	(511)

Comprehensive income:
Net income	114,782	168	114,950	86,185	202	86,387
Other comprehensive income:
Changes in pension and postretirement plan assets and benefit obligations, net of tax	—	—	—	—	—	—
Currency translation adjustment	(10,382)	12	(10,370)	55,189	415	55,604

Total other comprehensive income	(10,382)	12	(10,370)	55,189	415	55,604

Total comprehensive income	104,400	180	104,580	141,374	617	141,991

Balance, end of period	$951,016	$8,120	$959,136	$850,678	$8,376	$859,054

The table below provides the accumulated balances for each classification of accumulated other comprehensive (loss) income, as reflected on the Condensed Consolidated Balance Sheets.

	September 30, 2010	December 31, 2009

Currency translation adjustment	$77,017	$87,400
Changes in pension and postretirement plan assets and benefit obligation, net of tax benefit (A)	(82,270)	(82,270)

Accumulated other comprehensive (loss) income	$(5,253)	$5,130

(A)	Net of tax benefit of $37,611 for September 30, 2010 and December 31, 2009.

Consolidated Statements of Operations, page 36

3.	You disclose on page 18 you executed agreements to resolve your claims relating to the brake control monitoring system. As a result of the agreements, you recognized an increase in sales of $18.9 million in 2009. Please help us understand why this settlement resulted in an increase to sales.

RESPONSE:

The settlement with The Boeing Company (“Boeing”), referred to on page 18, related to revenue we claimed and were subsequently awarded for engineering incurred by the Company pertaining to significant modifications relating to our development of the brake control monitoring system of the Boeing 787 aircraft, was not the result of a lawsuit by us or against us. The amounts identified were for various specification changes and prior costs incurred. These costs had been identified by Crane and Boeing as part of ongoing contract negotiation and were ultimately, and only, agreed upon in both amount and type in the settlement agreement. In accordance with ASC 605-35-25-28 and 605-35-25-30, if change orders are in dispute or are unapproved in regard to both scope and price, they should be evaluated as claims. As defined in ASC 605-35-25-30, claims revenue are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that a contractor seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. We evaluated these amounts as claims revenue and, as a result of the claim settlement, we agreed to and were paid an additional $18,916,000, which we appropriately recorded as revenue only upon the resolution and settlement of the claim which is consistent with ASC 605-35-25-31. As part of the settlement, Boeing issued purchase orders for the funded changes and the funded past development costs and paid us against those purchase orders in the amount and timing agreed.

Consolidated Statements of Cash Flows, page 38

4.	Please breakout for each period presented the other line item in the cash provided by operating activities sections into smaller components having more descriptive titles.

RESPONSE:

As requested by the Staff, in the Company’s future filings on Form 10-K and 10-Q for each period presented we will provide further breakout of the “other” line item in the cash provided by operating activities section into smaller components having more descriptive titles. These additional components will largely include defined benefit plans and postretirement expenses and contributions as well as payments for costs associated with our environmental liabilities. All remaining components have not historically been individually material and would therefore remain within the “other” line item in the cash provided by operating activities section. If, in the future, any of the other components which have historically occurred, or which may occur, rise to a more material level, we will additionally provide that component as a separate line within cash provided by operating activities in those filings, along with any prior year amounts which might be related, even if those prior year amounts were originally considered immaterial.

In the Company’s future filings, we will revise the Operating activities section of our Consolidated Statement of Cash Flows. The revisions to future filings will be presented substantially as follows:

	For year ended December 31,
(in thousands)	2010	2009	2008
Operating activities:
Net income attributable to common shareholders	XX	$133,856	$135,158
Noncontrolling interest in subsidiaries’ earnings (losses)	XX	224	(205)

Net income before allocations to noncontrolling interests	XX	134,080	134,953
Environmental charge	XX	—	24,342
Restructuring - non cash	XX	—	15,745
Gain on divestiture	XX	—	(932)
Depreciation and amortization	XX	58,204	57,162
Stock-based compensation expense	XX	9,166	13,327
Defined benefit plans and postretirement expense	XX	18,750	621
Deferred income taxes	XX	26,284	13,296
Cash provided from operating working capital	XX	47,403	17,560
Defined benefit plans and postretirement contributions	XX	(35,231)	(12,206)
Environmental payments, net of reimbursements	XX	(8,961)	(6,551)
Payments for asbestos-related fees and costs, net of insurance recoveries	XX	(55,827)	(58,083)
Other	XX	(4,854)	(7,842)

Total Provided from Operating Activities	XX	$189,014	$191,392

Note 1 – Nature of Operations and Significant Accounting Policies, page 40

Earnings (Losses) Per Share, page 41

5.	Please disclose how you treat restricted shares for purposes of calculating basic and diluted earnings per share. Please separately discuss vested and unvested restricted stock and stock units. See FASB ASC 260-10-45-13 and 260-10-45-17.

RESPONSE:

For purposes of calculating basic and diluted earnings per share, shares of vested and unvested restricted stock are considered outstanding common shares upon grant and therefore included in the weighted-average number of common shares (i.e., the denominator) in computing both basic and diluted earnings per share. Restricted Share Units (“RSUs”), which are unvested, and Deferred Stock Units (“DSUs”), which may be vested or unvested, are potentially dilutive and are included in the denominator of the computation of diluted earnings per share using the treasury stock method. RSUs, upon vesting, are converted to common shares and are included in both basic and diluted earnings per share calculations. Vested DSUs, upon settlement, are converted to common shares and are included in both basic and diluted earnings per share calculations. Restricted shares, RSUs and DSUs are entitled to dividends or dividend equivalents. However, the Company has not applied the two-class method of computing basic and diluted earnings per share as the collective impact of these share based arrangements on earnings per share has historically been immaterial (less than $0.01 per share). The aggregate number of outstanding restricted shares, RSUs and DSUs was 606,000 and 590,000 versus total weighted shares outstanding of 58.5 million and 59.7 million at December 31, 2009 and 2008, respectively.

In the Company’s future filings, we will revise our disclosure to address the treatment of restricted shares, RSUs and DSUs by adding the following paragraph above the table in which we present EPS data:

“Shares of restricted stock are included in the computation of both basic and diluted earnings per share. Potentially dilutive securities include outstanding stock options, Restricted Share Units (“RSUs”) and Deferred Stock Units (“DSUs”). The dilutive effect of potentially dilutive securities is reflected in diluted earnings per common share by application of the treasury method.”

Note 9 – Fair Value of Financial Instruments, page 51

6.	Please revise your disclosure to present the quantitative disclosures related to assets and liabilities that are measured at fair value using a tabular format. Refer to FASB ASC 820-10-50-8. Please also ensure you provide all of the disclosures required by FASB ASC 820-10-50. For example, it does not appear that you have provided a reconciliation of the beginning and ending balances for fair valued measurements which use Level 3 inputs.

RESPONSE:

In the Company’s future filings, we will revise our disclosure to present the quantitative disclosures related to assets and liabilities that are measured at fair value using a tabular format , as follows (using the December 31, 2009 Form 10-K by way of example):

The following table summarizes assets and liabilities measured at fair value on a recurring basis at the dates indicated:

(dollars in thousands)	December 31, 2009
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Fair Value
Assets:
Derivatives - foreign exchange contracts	$—	$668	$—	$668

Liabilities:
Derivatives - foreign exchange contracts	$—	$4,737	$—	$4,737

Valuation Technique - The Company’s derivative assets and liabilities include foreign exchange contract derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates and interest rates. Based on these inputs, the derivatives are classified within Level 2 of the valuation hierarchy.

In response to the Staff’s specific comment regarding the reconciliation of the beginning and ending balances for fair value measurements which use Level 3 inputs, we do, in addition to what we have disclosed and what we propose above, provide the required benefit-related disclosures of Level 3 inputs on page 49 within Note 7 – Pension and Postretirement Benefits.

Note 11 – Commitments and Contingencies

Asbestos Liability, page 52

7.	The average cost per claim resolved during the year ended December 31, 2009 was $4,781 compared to $4,186 during the year ended December 31, 2008. This represents an increase of 14% in 2009. Each quarter, Hamilton, Rabinovitz & Associates, Inc. compiles an update based upon your experience in claims filed, settled and dismissed during the updated reference period as well as average settlement costs by disease category during that period. You discuss these trends and their effect on the liability estimate with Hamilton, Rabinovitz & Associates, Inc. and determine whether a change in the estimate is warranted. As of December 31, 2009, you determined that your actual experience during the updated reference period for mesothelioma claims filed and dismissed approximated the assumptions in the liability estimate, while the average settlement costs for mesothelioma claims were somewhat higher, but generally consistent with the prior four quarters. Please help us better understand and expand your disclosures to further address what consideration was given to the increase in average cost per claim of 14% in 2009 in evaluating your liability estimate as of December 31, 2009.

RESPONSE:

In reviewing the Company’s liability estimate as of December 31, 2009, the Company considered the following factors described in our 10-K generally under the heading, “Effects on the Condensed Consolidated Financial Statements” and more specifically under the heading “Liability Estimate”:

•

HR&A’s update based upon the Company’s experience in claims filed, settled and dismissed during the updated reference period as well as average settlement costs by disease category (mesothelioma, lung cancer, other cancer, asbestosis and other non-malignant conditions)

•	An analysis of the defense costs incurred by the Company in relation to its settlement costs

•

Current trends in the tort system, such as significant judicial opinions regarding the basis for liability and applicable defenses and significant actions by state legislatures and courts regulating the number and types of claims that can proceed to trial.

•	Other factors such as the aging of pending claims and developments regarding post-bankruptcy trusts established by asbestos defendants, as well as any currently pending asbestos bankruptcy proceedings

The average settlement cost per claim resolved is a data point sometimes used to compare the cost experience of asbestos defendants, but it does not play a role in the Company’s periodic review of its estimated asbestos liability. As noted in the Company’s disclosures, claims are sometimes dismissed in large groups and the disease mix among the settled claims can vary from year to year. Depending on the number of claims involved, the mix of claims by disease, and the corresponding settlement amounts, the average cost per claim resolved can fluctuate significantly from period to period. The following information for the years 2007, 2008 and 2009 illustrates this point:

	2007		2008		2009
($ in millions, except cost per claim resolved)	#	$	#	$	#	$

Disease claims settled	1,441	41.6	1,236	45.2	1,024	58.3
Claims dismissed without payment	6,918	0.0	9,562	0.0	11,171	0.0

Total claims resolved	8,359	41.6	10,798	45.2	12,195	58.3

Average settlement cost per claim resolved		$4,977		$4,186		$4,781

The Company believes that the factors described above are more meaningful to our quarterly review process than average settlement values. The Company also believes that any further detail regarding per claim settlement values by disease would be prejudicial to the Company’s ability to defend these claims and obtain the most favorable settlements feasible.

8.

There have been no developments that have caused you to change your estimate that 33% of the asbestos liability would be reimbursed by insurers since September 2007, although actual insurance reimbursements vary from period to period. Please help us better understand and expand your disclosures to further address how you evaluate on a periodic basis the estimated percentage used in your estimate of probable insurance recoveries. In this regard, please tell us what the actual rates have been for each for the three years ended December 31, 2009, as well as the nine months ended September 30, 2010 and your consideration of these actual rates in your analysis. In addition, please address your consideration of the recent coverage-in-place agreements entered into in evaluating the appropriateness of the percentage used.

RESPONSE:

As previously discussed in our 10-K under the heading “Insurance Coverage and Receivables”: The Company has recorded insurance receivables equal to approximately 33% of the estimated liability as of September 30, 2007. In developing this estimate, the Company considered its coverage-in-place and other settlement agreements, as well as a number of additional factors. These additional factors include the financial viability of the insurance companies, the method by which losses will be allocated to the various insurance policies and the years covered by those policies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. In addition, the timing and amount of reimbursements will vary because the Company’s insurance coverage for asbestos claims involves multiple insurers, with different policy terms and certain gaps in coverage. In addition to consulting with legal counsel on these insurance matters, the Company retained insurance consultants to assist management in the estimation of probable insurance recoveries based upon the aggregate liability estimate described above and assuming the continued viability of all solvent insurance carriers. Based upon the analysis of policy terms and other factors noted above by the Company’s legal counsel, and incorporating risk mitigation judgments by the Company where policy terms or other factors were not certain, the Company’s insurance consultants compiled a model indicating how the Company’s historical insurance policies would respond to varying levels of asbestos settlement and defense costs and the allocation of such costs between such insurers and the Company. Using the estimated liability as of September 30, 2007, the insurance consultant’s model forecasted that approximately 33% of the liability would be reimbursed by the Company’s insurers.

The Company reviews the aforementioned estimated reimbursement rate with its insurance consultants on a periodic basis in order to confirm its overall consistency with the Company’s established reserves. The reviews encompass consideration of the performance of insurers under coverage-in-place agreements, the effect of any additional lump-sum payments under policy buyout agreements, and, following consultation with legal counsel, the consistency of any new coverage-in-place agreements with the assumptions in the model. Since September 2007, there have been no developments that have caused the Company to change the estimated 33% rate.

Actual insurance reimbursements vary from period to period and will decline over time because there are gaps in our coverage due to the insolvencies of certain insurers, certain uninsured periods, policy exhaustions, and prior insurance settlements. The actual insurance reimbursement rates for the three years ended December 31, 2009 and the nine months ended September 30, 2010 are set forth below:

($ in millions)	Year Ended December 31,			Nine Months Ended September 30, 2010
	2007	2008	2009
Settlement / indemnity and defense payments	88.7	96.3	109.5	69.2
Insurance receipts*	37.0	38.2	53.7	25.5
Percentage of payments	41.7%	39.7%	49.0%	36.8%

*	The insurance receipts do not include the following amounts received by the Company prior to the establishment of the insurance receivable as of September 30, 2007: $31.5 million payment from Equitas in January 2007 and a $10 million payment from ERC in April 2007.

Comparison of actual insurer reimbursement amounts to costs incurred by the Company within any particular period is difficult, and not particularly meaningful, for a number of reasons, among which is that the timing of claims payment and the receipt of insurance reimbursements is not directly correlated. Reimbursement claims are not submitted to insurers until the claims are paid by the Company, and the Company does not pay claims until all settlement documentation is received. Thus, there are significant timing differences between when costs are incurred by the Company and when the Company receives reimbursement payments from insurers. Additionally, as noted in the Company’s disclosure, the agreement reached with certain London Market Insurance Companies provides for future reimbursement payments to the Company on a schedule based on aggregate defense and indemnity payments made, further distorting the comparison of incurred costs to actual reimbursements. In addition, reimbursements of defense and indemnity costs may be uneven as the Company transitions from one excess layer to another excess layer in any given year, and as the Company enters into certain settlements with insurers on a buy-out basis which are effectively prepayments of estimated reimbursements. The best indicator of whether the estimated reimbursement rate for the aggregate asbestos liability remains valid is the performance of insurers under our agreements, and apart from occasional delays in payment and disputes over certain defense costs, the Company’s insurers have been complying with those agreements.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

9.	Please address the above comments in your interim filings as well.

As requested by the Staff, we will revise our future interim filings, as applicable, to address the above comments.

FORM 8-K FILED ON OCTOBER 25, 2010

Exhibit 99.2

10.

You believe that free cash flow provides supplemental information to assist you and investors in analyzing your ability to generate positive cash flow. Please ensure that you discuss all material limitations of your measurement of free cash flow. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE:

In future filings, we will incorporate the following additional language regarding all material limitations of this measurement immediately after the free cash flow table as follows:

“The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures which exclude certain non-recurring items present additional useful comparisons between current results and results in prior operating periods, providing investors with a clearer view of the underlying trends of the business. Management also uses these non-GAAP financial measures in making financial, operating, planning and compensation decisions and in evaluating the Company’s performance.

In addition, Free Cash Flow provides supplemental information to assist management and investors in analyzing the Company’s ability to generate liquidity from its operating activities. The measure of Free Cash Flow does not take into consideration certain other non-discretionary cash requirements such as, for example, mandatory principal payments on the Company’s long-term debt.

Non-GAAP financial measures, which may be inconsistent with similarly captioned measures presented by other companies, should be viewed in the context of the definition of the elements of such measures we provide and in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP.”

In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company’s changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company’s filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7277.

Respectfully,

/s/ Andrew L. Krawitt
Andrew L. Krawitt

Copy to:

Nudrat Salik, Division of Corporation Finance

Jeffrey Gordon, Division of Corporation Finance